UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

POTBELLY CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

73754Y100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 73754Y100

1.	Names of Reporting Persons: OXFORD CAPITAL PARTNERS, INC.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: ILLINOIS

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,117,368(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,117,368(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,117,368(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9%

12.	Type of Reporting Person CO

(1)         Includes 875,664 shares of Common Stock owned by Oxford Blackpoint Venture Partners VII, LLC, a Delaware limited liability company (“Oxford Blackpoint”), and warrants owned by Oxford Capital Partners, Inc. (“Oxford Capital”) to purchase 241,704 shares of Common Stock.  Oxford Capital serves as the Manager of Oxford Blackpoint and possesses shared power to vote and dispose of shares directly owned by Oxford Blackpoint.

13G

CUSIP No. 73754Y100

1.	Names of Reporting Persons: JOHN W. RUTLEDGE

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,117,368(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,117,368(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,117,368(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9%

12.	Type of Reporting Person IN

(2)         Includes 875,664 shares of Common Stock owned by Oxford Blackpoint and warrants owned by Oxford Capital to purchase 241,704 shares of Common Stock.  Oxford Capital serves as the Manager of Oxford Blackpoint and possesses shared power to vote and dispose of shares directly owned by Oxford Blackpoint.  John W. Rutledge and Vann A. Avedisian are founders and co-owners of Oxford Capital and possess shared power to vote and dispose of shares owned directly by Oxford Blackpoint and Oxford Capital.  Each of Mr. Rutledge and Mr. Avedisian disclaim beneficial ownership of the shares directly owned by Oxford Blackpoint and Oxford Capital, except to the extent of their pecuniary interest therein.

13G

CUSIP No. 73754Y100

1.	Names of Reporting Persons: VANN A. AVEDISIAN

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,117,368(3)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,117,368(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,117,368(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9%

12.	Type of Reporting Person IN

(3)         Includes 875,664 shares of Common Stock owned by Oxford Blackpoint and warrants owned by Oxford Capital to purchase 241,704 shares of Common Stock.  Oxford Capital serves as the Manager of Oxford Blackpoint and possesses shared power to vote and dispose of shares directly owned by Oxford Blackpoint.  John W. Rutledge and Vann A. Avedisian are founders and co-owners of Oxford Capital and possess shared power to vote and dispose of shares owned directly by Oxford Blackpoint and Oxford Capital.  Each of Mr. Rutledge and Mr. Avedisian disclaim beneficial ownership of the shares directly owned by Oxford Blackpoint and Oxford Capital, except to the extent of their pecuniary interest therein.

13G

CUSIP No. 73754Y100

Item 1.
	(a)	Name of Issuer: POTBELLY CORPORATION (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 222 Merchandise Mart Plaza 23rd Floor Chicago, Illinois 60654

Item 2.
(a)

Name of Person Filing:
This statement is filed by (i) Oxford Capital Partners, Inc., an Illinois corporation (“Oxford Capital”), the Manager of Oxford Blackpoint Venture Partners VII, LLC, a Delaware limited liability company (“Oxford Blackpoint”), and (ii) John W. Rutledge and Vann A. Avedisian, each of whom is a founder and co-owner of Oxford Capital (each a “Reporting Person” and collectively, the “Reporting Persons”).

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.

	(b)	Address of Principal Business Office, or if none, Residence: 350 W. Hubbard, Suite 440, Chicago, IL 60654
	(c)	Citizenship: Oxford Capital is an Illinois corporation. Each of Mr. Rutledge and Mr. Avedisian are United States citizens.
	(d)	Title of Class of Securities: $0.01 par value Common Stock
	(e)	CUSIP Number: 73754Y100

Item 3.	If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person
(b) Percent of class: See Row 11 of cover page for each Reporting Person
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person

The percentage of the outstanding shares of Common Stock reported as beneficially owned by each of the Reporting Persons is calculated based upon 28,965,043 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

Material to be Filed as Exhibits.

Exhibit 1 — Agreement of Joint Filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2015

Date

OXFORD CAPITAL PARTNERS, INC.

By:	/s/ Vann A. Avedisian
Name:	Vann A. Avedisian
Title:	Managing Director

By:	/s/ John W. Rutledge
Name:	John W. Rutledge
Title:	Managing Director

By:	/s/ John W. Rutledge
Name:	John W. Rutledge

By:	/s/ Vann A. Avedisian
Name:	Vann A. Avedisian

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of February 3, 2015, by and among Oxford Capital Partners, Inc.; John W. Rutledge; and Vann A. Avedisian.